Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008 and DECEMBER 31, 2007

(Expressed in thousands of U.S. Dollars—except per share data)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$304,296	$181,447
Restricted cash	6,704	6,889
Accounts receivable, net	18,776	23,411
Insurance claims	11,307	13,120
Due from related companies	—	972
Advances and other	9,026	5,359
Vessel held for sale	—	27,535
Inventories	15,804	12,099
Prepaid insurance and other	9,942	4,030
Financial instruments—Fair value	—	1,191

Total current assets	375,855	276,053

INVESTMENTS	1,000	1,000
FIXED ASSETS:
Advances for vessels under construction	80,837	169,739

Vessels	2,246,908	2,127,704
Accumulated depreciation	(268,871)	(227,521)

Vessels’ Net Book Value	1,978,037	1,900,183

Total fixed assets	2,058,874	2,069,922

DEFERRED CHARGES, net	17,274	15,801

Total assets	$2,453,003	$2,362,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$59,885	$44,363
Payables	35,108	34,871
Due to related companies	7,382	2,428
Accrued liabilities	17,705	17,275
Accrued bank interest	11,608	16,952
Unearned revenue	7,710	11,939
Deferred income	1,042	2,626
Financial instruments—Fair value	33,241	28,811

Total current liabilities	173,681	159,265

LONG-TERM DEBT, net of current portion	1,332,778	1,345,580

MINORITY INTERESTS	2,922	3,391

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized; 37,671,392 and 38,059,142 issued and outstanding at June 30, 2008 and December 31, 2007, respectively.	37,671	38,059
Additional paid-in capital	273,695	273,036
Accumulated other comprehensive loss	(25,947)	(23,775)
Retained earnings	658,203	567,220

Total stockholders’ equity	943,622	854,540

Total liabilities and stockholders’ equity	$2,453,003	$2,362,776

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Three months ended June 30,
	2008	2007
VOYAGE REVENUES:	$171,409	$131,847

EXPENSES:
Commissions	6,506	4,717
Voyage expenses	18,262	19,906
Charter hire expense	4,141	4,141
Vessel operating expenses	37,036	26,057
Depreciation	21,023	20,546
Amortization of deferred dry-docking costs	1,005	1,104
Management fees	2,988	2,485
General and administrative expenses	1,113	1,071
Stock compensation expense	1,745	1,321
Foreign currency losses	318	116
Amortization of deferred gain on sale of vessels	(792)	(792)

Total expenses	93,345	80,672

Operating income	78,064	51,175

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(10,906)	(14,817)
Interest and investment income	1,823	2,277
Other, net	(48)	23

Total other income (expenses), net	(9,131)	(12,517)

MINORITY INTEREST	273	(1,139)

Net Income	$69,206	$37,519

Earnings per share, basic	$1.84	$0.99

Earnings per share, diluted	$1.82	$0.98

Weighted average number of shares, basic	37,686,262	38,079,742

Weighted average number of shares, diluted	38,018,386	38,290,872

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Six months ended
	June 30,
	2008	2007
VOYAGE REVENUES:	$308,153	$247,129

EXPENSES:
Commissions	11,016	8,794
Voyage expenses	34,824	34,623
Charter hire expense	8,281	8,596
Vessel operating expenses	69,829	48,766
Depreciation	41,350	38,688
Amortization of deferred dry-docking costs	2,662	1,829
Management fees	5,900	4,690
General and administrative expenses	2,105	1,886
Stock compensation expense	3,089	2,284
Foreign currency losses	749	148
Amortization of deferred gain on sale of vessels	(1,584)	(1,584)
Gain on sale of vessels	(34,565)	(6,397)

Total expenses	143,656	142,323

Operating income	164,497	104,806

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(34,744)	(30,352)
Interest and investment income	4,012	8,269
Other, net	101	(75)

Total other income (expenses), net	(30,631)	(22,158)

MINORITY INTEREST	469	(1,658)

Net Income	$134,335	$80,990

Earnings per share, basic	$3.55	$2.13

Earnings per share, diluted	$3.52	$2.12

Weighted average number of shares, basic	37,808,488	38,079,742

Weighted average number of shares, diluted	38,120,119	38,209,560

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404
– Exercise of stock options		6	65			71
– Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)		(3,246)	(5,261)
– Cash dividends declared and paid ($1.175 per share)					(44,778)	(44,778)
– Fair value of financial instruments	3,666			3,666		3,666
– Fair value of investments	3,072			3,072		3,072
– Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

Net income	80,990				80,990	80,990
– Issuance of 21,000 shares of restricted share units		10	(10)			—
– Cash dividends declared and paid ($0.75 per share)					(28,559)	(28,559)
– Fair value of financial instruments	1,605			1,605		1,605
– Fair value of investments	953			953		953
– Reclassification upon sale of investments	(4,025)			(4,025)		(4,025)
– Amortization of restricted share units			2,500			2,500

Comprehensive income	$79,523

BALANCE, June 30, 2007		$19,050	$269,920	$3,251	$516,516	$808,737

Net income	102,181				102,181	102,181
– Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)		(1,047)	(1,338)
– Cash dividends declared and paid ($0.825 per share)					(31,400)	(31,400)
– Two-for-one stock split		19,030			(19,030)	—
– Fair value of financial instruments	(27,026)			(27,026)		(27,026)
– Amortization of restricted share units			3,386			3,386

Comprehensive income	$75,155

BALANCE, December 31, 2007		$38,059	$273,036	$(23,775)	$567,220	$854,540

Net income	134,335				134,335	134,335
– Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)		(9,416)	(12,234)
– Issuance of 4,650 shares of restricted share units		5	(5)			—
– Cash dividends declared and paid ($0.90 per share)					(33,936)	(33,936)
– Fair value of financial instruments	(2,172)			(2,172)		(2,172)
– Amortization of restricted share units			3,089			3,089

Comprehensive income	$132,163

BALANCE, June 30, 2008		$37,671	$273,695	$(25,947)	$658,203	$943,622

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
Cash Flows from Operating Activities:
Net income	$134,335	$80,990	$69,206	$37,519
Adjustments to reconcile net income to net cash provided by operating activities:			—
Depreciation	41,350	38,688	21,023	20,546
Amortization of deferred dry-docking costs	2,662	1,829	1,005	1,104
Amortization of loan fees	475	512	236	208
Amortization of deferred income	(1,584)	(1,584)	(792)	(792)
Amortization of restricted share units	3,089	2,500	1,745	2,500
Change in fair value of interest rate swaps	3,449	(1,276)	(3,159)	(3,238)
Change in fair value of investments	—	(3,072)	—	491
Gain on sale of vessels	(34,565)	(6,397)	—	—
Minority interest	(469)	1,658	(273)	1,139
Gain on sale of investments	—	(1,158)	—	(952)
Payments for dry-docking	(4,443)	(2,820)	(2,302)	(2,374)
(Increase) Decrease in:
Receivables	3,753	(6,031)	(5,242)	(8,183)
Inventories	(3,705)	(3,815)	(4,441)	(1,814)
Prepaid insurance and other	(5,912)	(6,324)	(4,416)	(4,796)
Increase (Decrease) in:
Payables	5,191	11,646	5,173	3,963
Accrued liabilities	(4,914)	12,434	(9,080)	(778)
Unearned revenue	(4,229)	(3,437)	(3,084)	732

Net Cash provided by Operating Activities	134,483	114,343	65,599	45,275

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(2,860)	(77,287)	(1,569)	(42,670)
Vessel acquisitions and/or improvements	(27,442)	(386,050)	(1,422)	(145,003)
Proceeds from sale of investments	—	15,203	—	10,203
Proceeds from sale of vessels	62,100	22,911	—	—

Net Cash (used in)/provided by Investing Activities	31,798	(425,223)	(2,991)	(177,470)

Cash Flows from Financing Activities:
Proceeds from long-term debt	24,296	320,684	—	121,258
Financing costs	(167)	(506)	(4)	(124)
Payments of long-term debt	(21,576)	(8,949)	(10,636)	(6,544)
Increase in restricted cash	185	(2,608)	(1,865)	(4,032)
Repurchase and cancellation of common stock	(12,234)	—	(3,973)	—
Cash dividend	(33,936)	(28,559)	(33,936)	(28,559)

Net Cash (used in)/provided by Financing Activities	(43,432)	280,062	(50,414)	81,999

Net increase (decrease) in cash and cash equivalents	122,849	(30,818)	12,194	(50,196)
Cash and cash equivalents at beginning of period	181,447	174,567	292,102	193,945

Cash and cash equivalents at end of period	$304,296	$143,749	$304,296	$143,749

Interest paid
Cash paid for interest, net of amounts capitalized	35,854	28,272	21,617	26,434

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